Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

January 20, 2022

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 9925
Limited Duration Fixed Income ETF Portfolio, Series 44
(the “Trust”)
CIK No. 1893440 File No. 333-261929

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Risk Factors

1.       If the Funds held by the Trust invest significantly in subprime residential mortgage loans, please add relevant risk disclosure to the Trust’s prospectus.

Response:       If, based on the Trust’s final portfolio, the Trust has significant exposure to subprime residential mortgage loans, relevant disclosure will be added to the Trust’s prospectus.

2.        Please revise the “Fluctuation of Net Asset Value Risk,” the “Liquidity Risk” and the “Authorized Participant Concentration Risk” to disclose that the bid/ask spread may widen depending on market conditions and the liquidity of the underlying investments held by the ETFs.

Response:        In accordance with the Staff’s comment, the Trust has revised the “Fluctuation of Net Asset Value Risk.” However, the Trust respectfully declines to add disclosure to the “Liquidity Risk” and the “Authorized Participant Concentration Risk,” as the Trust believes this would result in duplicative disclosure. The “Market Maker Risk” and revised “Fluctuation of Net Asset Value Risk” discloses this concept sufficiently for investor comprehension.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon